UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Shareholders Notice dated January 18, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 19, 2018

Item 1

SHAREHOLDERS NOTICE

BANCO SANTANDER (MEXICO), S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER MEXICO (the “Bank”) as successor of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (the “Group”), by virtue of the merger agreement between both entities as approved at their Ordinary and Extraordinary Shareholders’ Meetings held on December 8, 2017, hereby notifies Shareholders, that:

I.	As a consequence of the merger and in order to equalize the amount of common stock per share of the Bank with the amount of common stock per share of the Group, a capital increase of the Bank was approved, to be effected through the capitalization of the Share premium account by increasing the capital of such account by $17,574’612,249.70 Mexican pesos and issuing 175,746’122,497 shares representing the common stock of the Bank, with a par value of $0.10 Mexican pesos each, of which 147,353’683,122 shares correspond to the Series “F” shares, while 28,392’439,375 shares correspond to the Series “B” shares.

As a result of the foregoing, the capital of the Bank increases to an amount of $26,446’436,512.50 Mexican pesos (twenty six thousand four hundred forty six million four hundred thirty six thousand five hundred twelve Mexican pesos and fifty cents), represented by 264,464’365,125 (two hundred sixty four thousand four hundred sixty four million three hundred sixty five thousand one hundred twenty five) shares with a par value of $0.10 Mexican pesos (ten cents) each; divided into 223,009’434,709 (two hundred twenty three thousand nine million four hundred thirty four thousand seven hundred nine) Series “F” shares and 41,454’930,416 (forty one thousand four hundred fifty four million nine hundred thirty thousand four hundred sixteen) Series “B” shares. The common stock is comprised of the following:

a)	The subscribed and paid capital stock of the Bank consists of $25,660’152,630.00 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred thirty Mexican Pesos) represented by 256,601’526,300 (two hundred fifty six thousand six hundred one million five hundred twenty six thousand three hundred) shares with a par value of $0.10 Mexican pesos (ten cents)each; divided into 215,146’595,884 (two hundred fifteen thousand one hundred forty six million five hundred ninety five thousand eight hundred eighty four) Series “F” shares and 41,454’930,416 (forty one thousand four hundred fifty four million nine hundred thirty thousand four hundred sixteen) Series “B” shares.

b)	The authorized common stock of the Bank held in treasury consists of $786,283,882.50 Mexican pesos (seven hundred eighty six million two hundred eighty three thousand eight hundred eighty two Mexican pesos and fifty cents), represented by 7,862’838,825 (seven thousand eight hundred sixty two million eight hundred thirty eight thousand eight hundred twenty five) Series “F” shares, with a par value of $0.10 Mexican pesos (ten cents of Mexican pesos) each.

As a result of such capital increase, 2.17358536635592 shares of the Bank shall be delivered to the shareholders of the Group for every share they hold and as a result of such capitalization, the Mexican depository institution (S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. or “Indeval”) shall deliver to its custodians 175,746,122,497 shares.

II.	A reverse split was approved in order to equalize the number of shares in circulation of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO with the number of shares of the Bank’s previous principal shareholder, GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., in connection with the merger of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged entity, and BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, as merging entity.

An increase in the par value of all of the shares of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO from $0.10 Mexican pesos (ten cents) per share to $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) per share was approved,.

Likewise, the use of a conversion factor of 37.8078296217154000 shares with a value of $0.10 Mexican pesos (ten cents) to 1 share with a value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) for the shares of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO” was approved.

The cancellation of 264,464’365,125 shares representing the common stock of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO was approved, as well as the issuance of 6,994’962,889 new shares with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each, representing the common stock of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

As a result of the foregoing, the capital of the Bank increases to the amount of $26,446’436,512.56 Mexican pesos (twenty six thousand four hundred forty six million four hundred thirty six thousand five hundred twelve

Mexican pesos and fifty six cents) represented by 6,994’962,889 (six thousand nine hundred ninety four million nine hundred sixty two thousand eight hundred eighty nine) shares with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each; divided into 5,898’498,722 (five thousand eight hundred ninety eight million four hundred ninety eight thousand seven hundred twenty two) Series “F” shares and 1,096’464,167 (one thousand ninety six million four hundred and sixty four thousand one hundred and sixty seven) Series “B” shares. The common stock is comprised of the following:

a)	The subscribed and paid capital stock of the Bank consists of $25,660’152, 628.14 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred twenty eight Mexican Pesos and fourteen cents) represented by 6,786’994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred fifty seven) shares with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each; divided in 5,690’530,190 (five thousand six hundred ninety million five hundred thirty thousand one hundred ninety) Series “F” shares and 1,096’464,167 (one thousand ninety six million four hundred sixty four thousand one hundred sixty seven) Series “B” shares.

b)	The authorized common stock of the Bank held in treasury consists of $786,283,882.42 Mexican pesos (seven hundred eighty six million two hundred eighty three thousand eight hundred eighty two Mexican pesos and forty two cents) represented by 207’968,532 (two hundred seven million nine hundred sixty eight thousand five hundred thirty two) Series “F” shares, with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each.

As a result of the reverse split, 0.0264495478840554 shares will be delivered to the shareholders per share that they hold.

The price at which the remaining shares will be paid after the reverse split will be $17.019738842 (seventeen Mexican pesos and two cents).

III.	By virtue of the foregoing, as of the date on which the merger becomes effective, the shareholders of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. will have the right to receive one share representing the common stock of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO in exchange for each share representing the common stock of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. they hold as of such date.

Likewise, the minority shareholders of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO will receive a share representing the common stock of the Bank in exchange for each share representing the common stock of the Bank they held prior to the merger.

To maintain the same rights for the shareholders of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., who will now be shareholders of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, and the minority shareholders of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, a cancellation of the shares of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO is required.

Once the shares of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO are cancelled, the issuance and exchange of new shares of the BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO will proceed as follows:

-	Issuance and exchange of shares on a one-to-one basis for the shareholders of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., who will become shareholders of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO at such time.

-	Issuance and exchange of shares in favor of the minority shareholders of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

-	Issuance and exchange of treasury shares of BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

IV.	It was approved to increase the authorized common stock of the Bank in the amount of $1,671’225,042.88 Mexican pesos (one thousand six hundred seventy one million two hundred twenty five thousand forty two Mexican pesos and eighty eight cents) to be in the amount of $2,457,508,925.30 Mexican pesos (two thousand four hundred fifty seven million five hundred eight thousand nine hundred twenty five Mexican pesos and thirty cents).

The cancellation of 207’968,532 (two hundred seven million nine hundred sixty eight thousand five hundred thirty two) ordinary nominative and representative treasury shares of the Series “F”, with the purpose of restructuring the series of shares representing the authorized capital of the Company.

The issuance of 650,000,000 (six hundred and fifty million) new shares representative of the capital of the Company was approved, all of them ordinary, registered and with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each, of which 331,811,068 (three hundred thirty one million eight hundred eleven thousand sixty eight) correspond to Series “F” shares and 318,188,932 (three hundred eighteen million one hundred eighty eight thousand nine hundred thirty two) correspond to Series “B” shares, all of which will be maintained in the Company’s treasury as authorized capital. This amount covers those shares issuable in connection with any future conversion of certain debt obligations into shares.

As a result of the foregoing, the capital of the Bank increases to an amount of $28,117’661,553.44 Mexican pesos (twenty eight thousand one hundred seventeen million six hundred sixty one thousand five hundred fifty three Mexican pesos and forty four cents) represented by 7,436’994,357 (seven thousand four hundred thirty six million nine hundred ninety four thousand three hundred fifty seven) shares with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each; divided in 3,796’120,213 (three thousand seven hundred ninety six one hundred twenty thousand two hundred thirteen) Series “F” shares and 3,640’874,144 (three thousand six hundred forty million eight hundred seventy four thousand one hundred forty four) Series “B” shares. The common stock is comprised of the following:

a)	The subscribed and paid capital stock of the Bank consists of $25,660’152,628.14 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred twenty eight Mexican Pesos and fourteen cents) represented by 6,786’994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred fifty seven) shares with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each; divided in 3,464’309,145 (three thousand four hundred sixty four million three hundred and nine thousand one hundred and forty five) Series “F” shares and 3,322’685,212 (three thousand three hundred twenty two million six hundred eighty five thousand two hundred twelve) Series “B” shares.

b)	The authorized common stock of the Bank held in treasury consists of $2,457,508,925.30 Mexican pesos (two thousand four hundred fifty seven million five hundred eight thousand nine hundred twenty five Mexican pesos and thirty cents) represented by 650,000,000 (six hundred fifty million) shares with a par value of $3.780782962 Mexican pesos (three Mexican pesos and seventy eight cents) each; divided into 331,811,068 (three hundred thirty one million eight hundred eleven thousand sixty eight) Series “F” shares and 318,188,932 (three hundred eighteen million one hundred eighty eight thousand nine hundred thirty two) Series “B” shares.

By virtue of the foregoing, the existing Shareholders of the Group prior to the merger are hereby notified that the exchange for the shares of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México will be carried out at a ratio of one share without a coupon for each share (accion de tenencia) held on January 29, 2017, prior to the start of operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or “BMV”), through Indeval, and the shares of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México will be delivered on such date, such that the first trading day of the shares of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México on the BMV will be January 29, 2018.

Mexico City as of January 18, 2018

    /s/ Rocío E. Bulhosen Aracil

Lic. Rocío E. Bulhosen Aracil

Undersecretary of the Board of Directors

6